RESIGNATION


Due to recent health conditions and my desire to retire from active involvement, I hereby tender my resignation as a member of the Board of Directors of Petro Union, Inc. this 10th day of December, 1996.


                              /s/  Parvin E. Day
                              Parvin E. Day